421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

October 22, 2020

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HighPeak Energy, Inc.

Registration Statement on Form S-1
Filed September 18, 2020
File No. 333-248898

Ladies and Gentlemen:

Set forth below are the responses of HighPeak Energy, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated October 8, 2020, (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1, filed with the Commission on September 18, 2020 (the “Registration Statement”). In connection with this letter, we are filing today via EDGAR an amendment to the Registration Statement (“Amendment No. 1”). We will also subsequently furnish to the Staff six courtesy copies of Amendment No. 1, marked to show the changes made to our disclosure since the prior filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions, and all capitalized terms used but not defined herein, correspond to the Registration Statement.

Registration Statement on Form S-1

General

1.

It appears that you are seeking to register the issuance of shares of common stock underlying 8,976,875 warrants and 8,976,875 contingent value rights ("CVRs") issued in connection with the private placement of forward purchase units. Please provide your analysis as to why you believe you are eligible to register the issuance of the underlying common shares to the forward purchase investors as these shares appear to have been offered privately. Alternatively, please revise your registration fee table and prospectus to indicate that the registration statement does not cover the offer and sale of the underlying securities to the forward purchase investors. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 103.04, 134.02 and 239.15.

Securities and Exchange Commission
October 22, 2020

RESPONSE:

In response to the Staff’s comment, the Company has revised Amendment No. 1 to remove the primary issuance of the underlying shares of common stock that may be issued upon the exercise of the 8,976,875 warrants by the purchasers of those warrants under the Forward Purchase Agreement Amendment (the “FPA warrant holders”). To the extent the FPA warrant holders elect to exercise the forward purchase warrants, the issuance of such shares of common stock will be effected in reliance upon an exemption from registration provided by Section 3(a)(9) or Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation D thereunder. However, given the forward purchase warrants are registered for resale on the Registration Statement, the Company has provided for the issuance of common stock upon exercise of any forward purchase warrants sold pursuant to this Registration Statement. We believe this is appropriate given the offer and (re)sale of the forward purchase warrants under this Registration Statement is registered, and therefore the underlying shares of common stock were never “privately” offered to purchasers in any resale under this Registration Statement.  To reflect such changes, the Company has revised the disclosure on the cover page of Amendment No. 1 and the prospectus, the “Selling Securityholders” section beginning on page 115 and the “Plan of Distribution” section beginning on page 129.

In addition, the Company has retained in Amendment No. 1 the primary issuance of the underlying shares of common stock that may be issued pursuant to the 8,976,875 contingent value rights (“CVRs”) issued pursuant to the Forward Purchase Agreement Amendment on August 21, 2020. Holders of CVRs will receive additional shares of common stock (or such other specified consideration as is specified with respect to certain events) for Qualifying CVR Holders if necessary to satisfy a 10% preferred simple annual return, subject to a floor downside per-share price of $4.00, as measured at the applicable maturity, which will occur on a date to be specified and which may be any date occurring during the period beginning on (and including) August 21, 2022 and ending on (and including) February 21, 2023, or in certain circumstances after the occurrence of certain change of control events with respect to the Company’s business. The Staff has previously guided that if convertible securities, warrants or similar securities with underlying common issuance are not convertible, exercisable or will not receive shares until a future date, typically at least one year from issuance, then there would be no offer under Section 2(a)(3) and a registration statement covering the underlying issuance of securities could be filed. Given that shares will not be issued pursuant to the CVRs until two years after their issuance, absent a change in control transaction, we believe that it would be consistent with the Staff’s prior guidance to register the underlying issuance of common stock relating to the 8,976,875 CVRs.

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Securities and Exchange Commission
October 22, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan at (713) 758-2977, of Vinson & Elkins L.L.P.

Very truly yours, HIGHPEAK ENERGY, INC. By: /s/ Jack Hightower Name: Jack Hightower Title: Chairman and Chief Executive Officer

Enclosures

cc:	Steven W. Tholen, HighPeak Energy, Inc.

Sarah K. Morgan, Vinson & Elkins L.L.P.